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July 14, 2016

VIA EDGAR                                                  Securian Letterhead

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

RE: Registration Statement
    Variable Annuity Account

Dear Ladies and Gentlemen:

The accompanying Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission via the Commission's EDGAR system.

The Registration Statement is for a new variable annuity product.

Any questions or comments regarding this filing may be directed to the undersigned at (651)665-4145.

Sincerely,

/s/ David M. Dimitri

David M. Dimitri
Senior Counsel